[Linn Energy Letterhead]
December 14, 2006
Via Facsimile
Mr. Jason Wynn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Linn Energy, LLC (the “Company”) — Preliminary Proxy Statement for 2007
Special Meeting of Unitholders, File No. 0-51719 (“Proxy Statement”)
Dear Mr. Wynn:
               On December 8, 2006, the Company received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filing. The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. In addition, the Company has included with this response letter a copy of each changed page of the Proxy Statement, which has been marked to show the Company’s revisions.
Preliminary Proxy Statement on Schedule 14A
Proposal One — Class B Conversion and Issuance Proposal
1.	It appears that your proposal to approve a change in the terms of your Class B Units constitutes a modification of securities as contemplated by Item 12 of Schedule 14A. As such, please provide the disclosure required by Item 12 including the information required by Item 13(a) of Schedule 14A or tell us why this is not necessary.

Response: The Company has revised the Proxy Statement to include a “Question & Answer” titled “WHAT ARE THE MATERIAL DIFFERENCES BETWEEN THE UNITS AND CLASS B UNITS?” [See page 4 of the Proxy Statement] The Company believes that it has disclosed all other matters required by Item 12 of Schedule 14A.

Linn Energy, LLC
December 14, 2006

Instruction 1 to Item 13(a) of Schedule 14A provides “[n]otwithstanding the provisions of this item, any or all of the information required by paragraph (a) of this item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” The Company is soliciting proxies to ask its unitholders to consider and act upon a proposal to: (a) change the terms of the Class B Units to provide that each Class B Unit will convert automatically into one Unit and (b) issue Units upon such conversion. The Class B Units were issued and sold to private institutional investors in October 2006, and the proceeds of the issuance of the Class B Units were used to partially repay bank indebtedness incurred in connection with two acquisitions, both of which closed in August 2006. With respect to these acquisitions, the Company has previously filed with the Securities and Exchange Commissions the financial statements required by Regulation S-X. Given that the acquisitions have closed, the Company does not believe that the information required by Item 13(a) of Schedule 14A is material for the exercise of prudent judgment in regard to Proposal One.

The Proxy Statement will disclose the material differences between the Units and Class B Units as described in the first paragraph to this Response 1. Additionally, the Proxy Statement currently discloses through “Questions and Answers” the following: “WHAT HAPPENS IF THE REQUIRED APPROVAL FOR THE CLASS B UNIT CONVERSION AND ISSUANCE IS OBTAINED?” and “WHAT HAPPENS IF THE REQUIRED APPROVAL FOR THE CLASS B UNIT CONVERSION AND ISSUANCE IS NOT OBTAINED?” [See page 3 of the Proxy Statement] Again, the Company does not believe that the information contained in Item 13(a) is material for the exercise of prudent judgment in regard to Proposal One.
Proposal Two — Approval of Amendment to the Linn Energy, LLC Long-Term Incentive Plan
2.	Include an equity compensation plan table pursuant to Item 10 of Schedule 14A.

Response: The Company has revised the Proxy Statement to include an equity compensation plan table pursuant to Item 10 of Schedule 14A. [See page 10 of the Proxy Statement] In doing so, the Company notes the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section N (Proxy Rules and Schedule 14A), Interpretation No. 28 (“Interpretation 28”). According to Interpretation 28,
Item 10(a)(2)(i) disclosure regarding benefits or amounts that will be received by or allocated to each of the named executive officers and certain groups typically will only be called for if the plan being acted upon is: (i) a plan with set benefits or amounts (e.g., director option plans); or (ii) one under which some grants or awards have been made by the board or compensation committee subject to shareholder approval (e.g., action is to add shares available under an existing option plan, because there are not enough shares remaining under the plan to honor exercises of all outstanding options).

Linn Energy, LLC
December 14, 2006

The Company’s LTIP limits the number of units that may be awarded as restricted units. On December 6, 2006, the Compensation Committee of the Board of Directors approved restricted unit awards to certain named executive officers. These restricted unit awards exceed the number of restricted units currently allowed under the LTIP and, therefore, are subject to unitholder approval of the LTIP Amendment. As a result, the Company has included a table disclosing the number of restricted units that were awarded to each of the individuals and groups identified in Item 10 to Schedule 14A.
          Should the Staff have any questions or comments, please contact the undersigned at 712.223.0880 (ext. 1101) or Jeffery K. Malonson at (713) 758-3824.

Very truly yours, LINN ENERGY, LLC
By:	/s/ Lisa D. Anderson
Lisa D. Anderson Senior Vice President and Chief Accounting Officer